REPERIO EXPLORATION INC.
#650 - 1500 West Georgia Street
Vancouver, BC, Canada V6G 2Z6
Telephone: (604) 484-9086

BY FAX AND EDGAR

August 14, 2006

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Susann Reilly

Dear Madam:

Re: Reperio Exploration Inc. - Form SB-2 Registration Statement - File No. 333-136069

The undersigned hereby requests, pursuant to Rule 461(a) of the Securities Act of 1933, as amended, that the Effective Date of the above-noted Form SB-2 Registration Statement be accelerated and become effective at 10:00 a.m. (Eastern Standard Time) on Wednesday, August 16, 2006 or as soon thereafter as possible.

The undersigned hereby acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

REPERIO EXPLORATION INC.
Per:

/s/ "Gordon A. Samson"
Gordon A. Samson, President